UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 12)*

Dial Global, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01

(Titles of Classes of Securities)

961815305

(CUSIP Number)

Eric R. Hattler

The Gores Group, LLC

10877 Wilshire Boulevard, 18th Floor

Los Angeles, CA 90024

310.209.3980

with a copy to:

Todd E. Molz

Managing Director and General Counsel

Oaktree Capital Group Holdings GP, LLC

333 South Grand Avenue, 28th Floor

Los Angeles, CA 90071

213.830.6300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 28, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 961815305	13D	Page 2 of 38 Pages

1.	NAMES OF REPORTING PERSONS Gores Radio Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (A) ☐ (B) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 17,141,549
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 17,141,549
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,141,549
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.3%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 961815305	13D	Page 3 of 38 Pages

1.	NAMES OF REPORTING PERSONS The Gores Group, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (A) ☐ (B) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 17,141,549
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 17,141,549
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,141,549
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.3%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 961815305	13D	Page 4 of 38 Pages

1.	NAMES OF REPORTING PERSONS Triton Media Group, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (A) ☐ (B) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 71,428
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 71,428
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,428
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 71,428
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 961815305	13D	Page 5 of 38 Pages

1.	NAMES OF REPORTING PERSONS OCM Principal Opportunities Fund III, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (A) ☐ (B) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 71,428 (See item 5)*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 71,428 (See item 5)*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,428
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14.	TYPE OF REPORTING PERSON (see instructions) PN

*	Solely in its capacity as a member of Triton Media Group, LLC

CUSIP No. 961815305	13D	Page 6 of 38 Pages

1.	NAMES OF REPORTING PERSONS OCM Principal Opportunities Fund IIIA, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (A) ☐ (B) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 71,428 (See item 5)*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 71,428 (See item 5)*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,428
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14.	TYPE OF REPORTING PERSON (see instructions) PN

*	Solely in its capacity as a member of Triton Media Group, LLC

CUSIP No. 961815305	13D	Page 7 of 38 Pages

1.	NAMES OF REPORTING PERSONS OCM Principal Opportunities Fund III GP, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (A) ☐ (B) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) Not Applicable
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 71,428 (See item 5)*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 71,428 (See item 5)*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,428
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14.	TYPE OF REPORTING PERSON (see instructions) PN

*	Solely in its capacity as the general partner of OCM Principal Opportunities Fund III, L.P. and OCM Principal Opportunities Fund IIIA, L.P.

CUSIP No. 961815305	13D	Page 8 of 38 Pages

1.	NAMES OF REPORTING PERSONS Oaktree Fund GP I, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (A) ☐ (B) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) Not Applicable
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 71,428 (See item 5)*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 71,428 (See item 5)*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,428
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14.	TYPE OF REPORTING PERSON (see instructions) PN

*	Solely in its capacity as the general partner of OCM Principal Opportunities Fund III GP, L.P.

CUSIP No. 961815305	13D	Page 9 of 38 Pages

1.	NAMES OF REPORTING PERSONS Oaktree Capital I, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (A) ☐ (B) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) Not Applicable
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 71,428 (See item 5)*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 71,428 (See item 5)*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,428
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14.	TYPE OF REPORTING PERSON (see instructions) PN

*	Solely in its capacity as the general partner of Oaktree Fund GP I, L.P.

CUSIP No. 961815305	13D	Page 10 of 38 Pages

1.	NAMES OF REPORTING PERSONS OCM Holdings I, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (A) ☐ (B) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) Not Applicable
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 71,428 (See item 5)*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 71,428 (See item 5)*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,428
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14.	TYPE OF REPORTING PERSON (see instructions) OO

*	Solely in its capacity as the general partner of Oaktree Capital I, L.P.

CUSIP No. 961815305	13D	Page 11 of 38 Pages

1.	NAMES OF REPORTING PERSONS Oaktree Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (A) ☐ (B) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) Not Applicable
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 71,428 (See item 5)*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 71,428 (See item 5)*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,428
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14.	TYPE OF REPORTING PERSON (see instructions) OO

*	Solely in its capacity as the managing member of OCM Holdings I, LLC

CUSIP No. 961815305	13D	Page 12 of 38 Pages

1.	NAMES OF REPORTING PERSONS Oaktree Capital Group, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (A) ☐ (B) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) Not Applicable
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 71,428 (See item 5)*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 71,428 (See item 5)*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,428
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14.	TYPE OF REPORTING PERSON (see instructions) OO

*	Solely in its capacity as the managing member of Oaktree Holdings, LLC and as the sole shareholder of Oaktree Holdings, Inc.

CUSIP No. 961815305	13D	Page 13 of 38 Pages

1.	NAMES OF REPORTING PERSONS Oaktree Capital Group Holdings GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (A) ☐ (B) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) Not Applicable
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 71,428 (See item 5)*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 71,428 (See item 5)*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,428
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14.	TYPE OF REPORTING PERSON (see instructions) OO

*	Solely in its capacity as the manager of Oaktree Capital Group, LLC

CUSIP No. 961815305	13D	Page 14 of 38 Pages

1.	NAMES OF REPORTING PERSONS OCM Principal Opportunities Fund IV, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (A) ☐ (B) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 71,428 (See item 5)*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 71,428 (See item 5)*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,428
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 71,428
14.	TYPE OF REPORTING PERSON (see instructions) PN

*	Solely in its capacity as a member of Triton Media Group, LLC

CUSIP No. 961815305	13D	Page 15 of 38 Pages

1.	NAMES OF REPORTING PERSONS OCM Principal Opportunities Fund IV GP, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (A) ☐ (B) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) Not Applicable
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 71,428 (See item 5)*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 71,428 (See item 5)*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,428
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 71,428
14.	TYPE OF REPORTING PERSON (see instructions) PN

*	Solely in its capacity as the general partner of OCM Principal Opportunities Fund IV, L.P.

CUSIP No. 961815305	13D	Page 16 of 38 Pages

1.	NAMES OF REPORTING PERSONS OCM Principal Opportunities Fund IV GP Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (A) ☐ (B) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) Not Applicable
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 71,428 (See item 5)*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 71,428 (See item 5)*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,428
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 71,428
14.	TYPE OF REPORTING PERSON (see instructions) CO

*	Solely in its capacity as the general partner of OCM Principal Opportunities Fund IV GP, L.P.

CUSIP No. 961815305	13D	Page 17 of 38 Pages

1.	NAMES OF REPORTING PERSONS Oaktree Capital Management, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (A) ☐ (B) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) Not Applicable
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 71,428 (See item 5)*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 71,428 (See item 5)*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,428
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14.	TYPE OF REPORTING PERSON (see instructions) PN

*	Solely in its capacity as the duly elected sole director of OCM Principal Opportunities Fund IV GP Ltd., and as the investment manager of OCM Principal Opportunities Fund III, L.P., OCM Principal Opportunities Fund IIIA, L.P. and OCM Principal Opportunities Fund IV, L.P.

CUSIP No. 961815305	13D	Page 18 of 38 Pages

1.	NAMES OF REPORTING PERSONS Oaktree Holdings, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (A) ☐ (B) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) Not Applicable
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 71,428 (See item 5)*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 71,428 (See item 5)*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,428
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14.	TYPE OF REPORTING PERSON (see instructions) CO

*	Solely in its capacity as the general partner of Oaktree Capital Management, L.P.

CUSIP No. 961815305	13D	Page 19 of 38 Pages

Explanatory Note: This Amendment No. 12 (“Amendment No. 12”) to the Statement on Schedule 13D amends and supplements the statement on Schedule 13D filed on March 12, 2008 (the “Original 13D”), as amended by Amendment No. 1 thereto filed on March 20, 2008 (“Amendment No. 1”), Amendment No. 2 thereto filed on June 20, 2008 (“Amendment No. 2”), Amendment No. 3 thereto filed on December 8, 2008 (“Amendment No. 3”), Amendment No. 4 thereto filed on March 5, 2009 (“Amendment No. 4”), Amendment No. 5 thereto filed on April 27, 2009 (“Amendment No. 5”), Amendment No. 6 thereto filed on August 3, 2009 (“Amendment No. 6”), Amendment No. 7 thereto filed on August 18, 2010 (“Amendment No. 7”), Amendment No. 8 thereto filed on March 2, 2011 (“Amendment No. 8”), Amendment No. 9 thereto filed on August 8, 2011 (“Amendment No. 9”), Amendment No. 10 thereto filed October 26, 2011 (“Amendment No. 10”) and Amendment No. 11 thereto filed November 1, 2011 (“Amendment No. 11”) (the Original 13D and Amendments Nos. 1 through 12, collectively, the “Schedule 13D”), by Gores Radio Holdings, LLC, a Delaware limited liability company (“Gores Radio”) and The Gores Group, LLC, a Delaware limited liability company (“The Gores Group” and, together with Gores Radio, the “Gores Entities” or “Gores Reporting Persons” and together with certain of the affiliates of the Gores Reporting Persons, “Gores”), relating to the Class A Common Stock, par value $0.01 per share, of Dial Global, Inc. (formerly known as Westwood One, Inc., the “Issuer”).

This Amendment No. 12 to the Schedule 13D is filed jointly, pursuant to a joint filing agreement attached hereto as Exhibit 1, by the Gores Entities and the Oaktree Reporting Persons (defined below).

Except as specifically provided herein, this Amendment No. 12 does not modify any of the information previously reported on the Original 13D or Amendments Nos. 1 through 11. Capitalized terms used but not otherwise defined in this Amendment No. 12 shall have the meanings ascribed to them in the Original 13D or Amendments Nos. 1 through 11, as applicable.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended and supplemented by adding the following paragraphs at the end of such Item 2:

(1) Triton Media Group, LLC, a Delaware limited liability company (“Triton”), whose principal business is to hold and manage the securities of the Issuer held by it, as well as the entities that conduct Triton’s digital business;

(2) OCM Principal Opportunities Fund III, L.P., a Delaware limited partnership (“Oaktree Fund III”), OCM Principal Opportunities Fund IIIA, L.P., a Delaware limited partnership (“Oaktree Fund IIIA”), and OCM Principal Opportunities Fund IV, L.P., a Cayman Islands exempted limited partnership (“Oaktree Fund IV”, and together with Oaktree Fund III and Oaktree Fund IIIA, the “Oaktree Funds”), whose principal business is to invest in securities of operating companies; and

(3) OCM Principal Opportunities Fund III GP, L.P., a Delaware limited partnership (the “Oaktree Fund III GP”), whose principal business is to serve as, and perform the functions of, the general partner of Oaktree Fund III and Oaktree Fund IIIA;

(4) Oaktree Fund GP I, L.P., a Delaware limited partnership (“Oaktree GP I”), whose principal business is to (i) serve as, and perform the functions of, the general partner of certain investment funds or to serve as, and perform the functions of, the managing member of the general partner of certain investment funds or (ii) to act as the sole shareholder of certain controlling entities of certain investment funds;

(5) Oaktree Capital I, L.P., a Delaware limited partnership (“Oaktree Capital I”), whose principal business is to serve as, and perform the functions of, the general partner of Oaktree GP I;

(6) OCM Holdings I, LLC, a Delaware limited liability company (“Oaktree Holdings I”), whose principal business is to serve as, and perform the functions of, the general partner of Oaktree Capital I and to hold limited partnership interests in Oaktree Capital I;

(7) Oaktree Holdings, LLC, a Delaware limited liability company (“Oaktree Holdings LLC”), whose principal business is to serve as, and perform the functions of, the managing member of Oaktree Holdings I;

CUSIP No. 961815305	13D	Page 20 of 38 Pages

(8) Oaktree Capital Group, LLC, a Delaware limited liability company (“OCG”), whose principal business is to act as the holding company and controlling entity of each of the general partner and investment adviser of certain investment funds and separately managed accounts;

(9) Oaktree Capital Group Holdings GP, LLC, a Delaware limited liability company (“OCGH GP”), whose principal business is to serve as, and perform the functions of, the general partner of Oaktree Capital Group Holdings, L.P. and as manager of OCG.

(10) OCM Principal Opportunities Fund IV GP, L.P., a Cayman Islands exempted limited partnership (the “Oaktree Fund IV GP”), whose principal business is to serve as, and perform the functions of, the general partner of Oaktree Fund IV;

(11) OCM Principal Opportunities Fund IV GP Ltd., a Cayman Islands exempted company (“Oaktree Fund IV GP Ltd.”), whose principal business is to serve as, and perform the functions of, the general partner of the Oaktree Fund IV GP;

(12) Oaktree Capital Management, L.P., a Delaware limited partnership (“OCM”), whose principal business is to provide investment advisory services to investment funds and accounts.

(13) Oaktree Holdings, Inc., a Delaware corporation (“Oaktree Holdings Inc.”, and together with the entities described in the foregoing clauses (1) through (12), the “Oaktree Reporting Persons”), whose principal business is to serve as, and perform the functions of, the general partner of certain entities affiliated with the Oaktree Reporting Persons and to hold limited partnership interests in such entities.

Set forth in the attached Appendix B is a listing of the directors, executive officers, members and general partners, as applicable, of each Oaktree Reporting Person (collectively, the “Oaktree Covered Persons”), and is incorporated by reference. Except as set forth in Appendix B, each of the Oaktree Covered Persons that is a natural person is a United States citizen.

The principal business address of each of the Oaktree Reporting Persons and each Oaktree Covered Person is c/o Oaktree Capital Group Holdings GP, LLC, 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.

During the last five years, none of the Oaktree Reporting Persons, or to the best of their knowledge, any Oaktree Covered Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following paragraphs at the end of such Item 3:

As previously reported, on July 30, 2011, the Issuer, Radio Network Holdings, LLC, a Delaware limited liability company and the Issuer’s wholly owned subsidiary (“Merger Sub”), and Verge Media Companies, Inc., a Delaware corporation (“Verge”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) providing for the merger of Verge with and into Merger Sub with Merger Sub surviving the merger as a wholly-owned subsidiary of the Issuer (the “Merger”). The Merger became effective on October 21, 2011. Pursuant to the Merger Agreement and immediately prior to the effective time of the Merger, the Issuer filed an amended and restated charter with the Delaware Secretary of State (the “Restated Charter”) providing for two authorized classes of common stock, of which one class was designated Class A Common Stock, par value $0.01 per share (“Class B Common Stock”), and one class was designated Class B common stock, par value $0.01 per share (“Class B Common Stock”). Upon the effectiveness of the Restated Charter, each issued and outstanding share of Issuer common stock was reclassified and automatically converted into one share of Class A Common Stock without any further action on the part of the holders thereof (the “Reclassification”). As a result of such Reclassification, Gores acquired 17,212,977 shares of Class A Common Stock. Upon consummation of the Merger, the Triton Media Group, LLC (“Triton”), the sole stockholder of Verge, received 9,691.374 shares of Series A Preferred Stock of the Issuer, par value $0.01 per share (“Series A Preferred Stock”) (representing all of the outstanding Series A Preferred Stock), and 34,237,638 shares of Class B Common Stock representing approximately 59% of the total outstanding common stock of the Issuer and approximately 59% of the combined voting power of the Issuer, in each case on a fully diluted basis.

CUSIP No. 961815305	13D	Page 21 of 38 Pages

Pursuant to the Securities Purchase Agreement entered into by Gores Radio and Triton on December 31, 2012 (the “Securities Purchase Agreement”), Gores Radio sold 71,428 shares of Class A Common Stock to Triton for an aggregate purchase price of $1.00.

On February 28, 2013 Gores Radio and Triton entered into the Voting Agreement (as defined in Item 6).

The foregoing descriptions of the Merger Agreement and the Restated Charter do not purport to be complete and are subject to and qualified in their entirety by reference to the Merger Agreement and form of Restated Charter, copies of which were previously filed with Amendment No. 10 to the Schedule 13D as Exhibits 1 and 2, respectively, and the terms of which are incorporated herein by reference in their entirety.

See Item 4 and Item 6 for a further description of the Voting Agreement and the Restructuring Transactions (as defined in Item 4).

Item 4. Purpose of Transaction

The paragraph added to the end of the response to Item 4 of the Schedule 13D, pursuant to Amendment No. 10 thereto, is hereby amended and restated in its entirety with the following paragraph:

As previously reported, upon the effectiveness of the Restated Charter, the Board of Directors of the Issuer (the “New Board”) was reduced from eleven members to nine members. Pursuant to the Restated Charter, the Issuer is initially entitled to designate three members of the New Board, one of whom must be independent under applicable stock exchange rules. Jonathan Gimbel and Mark Stone, employees of Gores, B. James Ford, a managing director of OCM, and Andrew Salter, an employee of OCM, and H. Melvin Ming, an independent director, were designated by the Issuer and became members of the New Board on October 21, 2011. Pursuant to the Restated Charter (i) at each meeting of stockholders or action by written consent in lieu thereof in which directors are to be elected, the holders of Class A Common Stock (voting as a separate class) are entitled to elect three of the nine members of the New Board, at least one of whom must be independent under applicable stock exchange rules (the “Class A Directors”) and the holders of Class B Common Stock (voting as a separate class) are entitled to elect all of the other members of the New Board, at least two of whom must be independent under applicable stock exchange rules (the “Class B Directors”) and (ii) until the third anniversary of the effective date of the Restated Charter, the affirmative vote of not less than two-thirds of the Class A Common Stock (voting as a separate class) is required to approve a sale of the Issuer, subject to certain exceptions (the “Class A Sale Veto Right”). As a result, (x) so long as Gores beneficially owns a majority of the Class A Common Stock, Gores will have shares with voting power sufficient to elect the Class A Directors (y) so long as the Oaktree Reporting Persons beneficially own a majority of the Class B Common Stock, the Oaktree Reporting Persons will have shares with voting power sufficient to elect the Class B Directors and (iii) so long as Gores beneficially owns at least two-thirds of the Class A Common Stock, Gores will have shares with voting power sufficient to exercise the Class A Sale Veto Right.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following paragraphs at the end of such Item 4:

Pursuant to the Amended and Restated Credit Agreement, dated as of February 28, 2013, by and among the Issuer, the lenders party thereto, the administrative and collateral agents and the other parties thereto (the “Amended and Restated Credit Agreement”), the Issuer has agreed to consummate, subject to the satisfaction of certain conditions, certain Restructuring Transactions (as defined therein and as further described below), including the reclassification of the Issuer’s equity interests and the amendment and restatement of the certificate of incorporation of the Issuer, in the form attached hereto as Exhibit 2, to reflect the terms of the Issuer’s reclassified equity interests (including the issuance of new equity securities of the Issuer in such reclassification).

CUSIP No. 961815305	13D	Page 22 of 38 Pages

Restructuring Transactions

The Restructuring Transactions include (i) the Issuer’s entry into the Amended and Restated Credit Agreement, which has a maturity date of October 21, 2016, and provides for a $5 million paydown of the Issuer’s existing term loan and revolving credit commitments on the date of the execution of such agreement, and, subject to the satisfaction of specified conditions, an additional $10 million paydown on the date of effectiveness of such agreement, (ii) the Issuer’s entry into the Priority Second Lien Credit Agreement among the Issuer, each of the lenders party thereto and the administrative and syndication agents party thereto, pursuant to which, subject to the satisfaction of specified conditions, such lenders have agreed to lend an additional $31.5 million to the Issuer through a term loan facility with a maturity date of July 21, 2017, (iii) the entry into the Issuer’s Amended and Restated Second Lien Credit Agreement, by and among the Issuer, the lenders party thereto, and the administrative, collateral and syndication agents party thereto, dated as of February 28, 2013 which provides for, subject to the satisfaction of specified conditions, the restructuring of approximately $93 million in existing second lien obligations of the Issuer by providing for a $30 million term loan that matures five years after the expected closing of the Restructuring Transactions while exchanging approximately $63 million in remaining obligations under the existing Second Lien Credit Agreement of the Issuer for a new series of preferred stock of the Issuer, (iv) the reclassification of the Issuer’s equity interests and the amendment and restatement of the certificate of incorporation of the Issuer, in the form attached hereto as Exhibit 2, to reflect the terms of the Issuer’s reclassified equity interests (including the issuance of new equity securities of the Issuer in such reclassification), (v) the entry by the Issuer into an Exchange Agreement with lenders under the Issuer’s existing Second Lien Credit Agreement pursuant to which such lenders will, subject to the satisfaction of specified conditions, exchange certain interests for preferred stock of the Issuer and warrants to purchase common stock of the Issuer, (vi) the entry by the issuer into an Exchange and Contribution Agreement with holders of subordinated PIK notes issued by the Issuer, pursuant to which such holders will, subject to the satisfaction of specified conditions, exchange such notes for equity securities of the Issuer, and (vii) the entry by the Issuer into a Series B Preferred Stock Subscription Agreement with the Oaktree Funds and Gores Radio, a copy of which is attached hereto as Exhibit 3 and incorporated herein by reference, pursuant to which Oaktree Funds and Gores Radio will, subject to the satisfaction of specified conditions, purchase an aggregate of $16.5 million of equity securities of the Issuer. The agreements referenced in clauses (vi)-(vii) above are referred to herein as the “Sponsor Agreements” and the parties thereto, other than the Issuer, as the “Sponsors.”

The effectiveness of each of the agreements described in clauses (i) through (iii) of the preceding paragraph is subject to the satisfaction of certain conditions. Also, under such agreements the lenders party thereto will be granted certain corporate governance rights with respect to the Issuer.

Item 5. Interest in Securities of the Issuer

(a) and (b)

The information contained on the cover pages of the Schedule 13D is incorporated herein by reference. Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following paragraphs at the end of such Item 5:

Triton directly holds 9,691.374 shares of Series A Preferred Stock, 71,428 shares of Class A Common Stock and 34,237,638 shares of Class B Common Stock, and has sole power to vote and dispose of such stock.

Each of the Oaktree Funds holds Class A Units of Triton and therefore, the Oaktree Funds may be deemed to beneficially own the shares of Series A Preferred Stock, Class A Common Stock and Class B Common Stock of the Issuer held by Triton.

Oaktree GP I, in its capacity as the general partner of Oaktree Fund III and Oaktree Fund IIIA, has the ability to direct the management of such Oaktree Funds’ business, including the power to vote and dispose of securities held by such Oaktree Funds and to appoint the investment manager for such Oaktree Funds; therefore, Oaktree GP I may be deemed to beneficially own the shares of Series A Preferred Stock, Class A Common Stock and Class B Common Stock of the Issuer held by Triton through such Oaktree Funds.

Oaktree Capital I, in its capacity as the general partner of Oaktree GP I, has the ability to direct the management of Oaktree GP I’s business, including the power to direct the decisions of Oaktree GP I regarding the vote and disposition of securities held by Oaktree Fund III and Oaktree Fund IIIA; therefore, Oaktree Capital I may be deemed to have indirect beneficial ownership of the shares of the Issuer’s Series A Preferred Stock, Class A Common Stock and Class B Common Stock held by Triton through such Oaktree Funds.

CUSIP No. 961815305	13D	Page 23 of 38 Pages

Oaktree Holdings I, in its capacity as the general partner of Oaktree Capital I, has the ability to direct the management of Oaktree Capital I’s business, including the power to direct the decisions of Oaktree Capital I regarding the vote and disposition of securities held by Oaktree Fund III and Oaktree Fund IIIA; therefore, Oaktree Holdings I may be deemed to have indirect beneficial ownership of the shares of the Issuer’s Series A Preferred Stock, Class A Common Stock and Class B Common Stock held by Triton through such Oaktree Funds.

Oaktree Holdings LLC, in its capacity as the managing member of Oaktree Holdings I, has the ability to direct the management of Oaktree Holding I’s business, including the power to direct the decisions of Oaktree Holdings I regarding the vote and disposition of securities held by Oaktree Fund III and Oaktree Fund IIIA; therefore, Oaktree Holdings LLC may be deemed to have indirect beneficial ownership of the shares of the Issuer’s Series A Preferred Stock, Class A Common Stock and Class B Common Stock held by Triton through such Oaktree Funds.

OCG, in its capacity as the managing member of Oaktree Holdings LLC, has the ability to direct the management of Oaktree Holdings LLC’s business, including the power to direct the decisions of Oaktree Holdings LLC regarding the vote and disposition of securities held the Oaktree Fund III and Oaktree Fund IIIA. Additionally OCG, in its capacity as the sole shareholder of Oaktree Holdings Inc., has the ability to appoint and remove directors of Oaktree Holdings Inc. and, as such, may indirectly control the decisions of Oaktree Holdings Inc. regarding the vote and disposition of securities held by Oaktree Fund IV. Therefore, OCG may be deemed to have indirect beneficial ownership of the shares of the Issuer’s Series A Preferred Stock, Class A Common Stock and Class B Common Stock held by Triton through Oaktree Fund IV.

OCGH GP, in its capacity as the duly appointed manager of OCG, has the ability to appoint and remove directors of OCG and, as such, may indirectly control the decisions of OCG regarding the vote and disposition of securities held by the Oaktree Funds; therefore, OCGH GP may be deemed to have indirect beneficial ownership of the shares of the Issuer’s Series A Preferred Stock, Class A Common Stock and Class B Common Stock held by Triton through the Oaktree Funds.

Oaktree Fund IV GP, in its capacity as the general partner of Oaktree Fund IV, has the ability to direct the management of Oaktree Fund IV’s business, including the power to vote and dispose of securities held by Oaktree Fund IV and to appoint the investment manager for Oaktree Fund IV; therefore, Oaktree Fund IV GP may be deemed to beneficially own the shares of Series A Preferred Stock, Class A Common Stock and Class B Common Stock of the Issuer held by Triton through Oaktree Fund IV.

Oaktree Fund IV GP Ltd., in its capacity as the general partner of Oaktree Fund IV GP, has the ability to direct the management of Oaktree Fund IV GP’s business, including the power to direct the decisions of Oaktree Fund IV GP regarding the vote and disposition of securities held by Oaktree Fund IV; therefore, Oaktree Fund IV GP Ltd. may be deemed to have indirect beneficial ownership of the shares of the Issuer’s Series A Preferred Stock, Class A Common Stock and Class B Common Stock held by Triton through Oaktree Fund IV.

OCM, in its capacity as the duly appointed investment manager of the Oaktree Funds, has the ability to direct the investment decisions of the Oaktree Funds, including the power to vote and dispose of securities held by the Oaktree Funds; therefore, OCM may be deemed to beneficially own the shares of Series A Preferred Stock, Class A Common Stock and Class B Common Stock of the Issuer held by Triton.

Oaktree Holdings Inc., in its capacity as the general partner of OCM, has the ability to direct the management of OCM’s business, including the power to direct the decisions of OCM regarding the vote and disposition of securities held by the Oaktree Fund; therefore, OCM Holdings Inc. may be deemed to beneficially own the shares of Series A Preferred Stock, Class A Common Stock and Class B Common Stock of the Issuer held by Triton through the Oaktree Funds.

With respect to the shares of Series A Preferred Stock, Class A Common Stock and Class B Common Stock held by Triton as reported herein, each of the Oaktree Reporting Persons may be deemed to have sole voting and dispositive power or the sole power to direct the vote and disposition of the number of shares of Series A Preferred Stock, Class A Common Stock and Class B Common Stock which such Oaktree Reporting Person may be deemed to beneficially own as set forth above.

CUSIP No. 961815305	13D	Page 24 of 38 Pages

Neither the filing of the Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Oaktree Reporting Persons, other than Triton (with respect to 9,691.374 shares of Series A Preferred Stock, 71,428 shares of Class A Common Stock and 34,237,638 shares of Class B Common Stock), that it is the beneficial owner of any of the Series A Preferred Stock, Class A Common Stock or Class B Common Stock referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose, and, except to the extent of its pecuniary interest, such beneficial ownership is expressly disclaimed by each Oaktree Reporting Person, other than Triton.

Neither the filing of the Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Gores Reporting Persons, other than Gores Radio (with respect to 17,141,549 shares of Class B Common Stock), that it is the beneficial owner of any of the Series A Preferred Stock, Class A Common Stock or Class B Common Stock referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose, and, except to the extent of its pecuniary interest, such beneficial ownership is expressly disclaimed by each Gores Reporting Person, other than Gores Radio.

To the knowledge of the Oaktree Reporting Persons, none of the Oaktree Covered Persons directly owns any shares of Series A Preferred Stock, Class A Common Stock or Class B Common Stock of the Issuer; provided, however, that because of each Oaktree Covered Person’s status as an investment manager, manager, general partner, director, executive officer or member of an Oaktree Reporting Person, an Oaktree Covered Person may be deemed to be the beneficial owner of the shares of Series A Preferred Stock, Class A Common Stock and Class B Common Stock beneficially owned by such Oaktree Reporting Person. Except to the extent of their pecuniary interest, each of the Oaktree Covered Persons disclaims beneficial ownership of the shares of the Issuer’s Series A Preferred Stock, Class A Common Stock and Class B Common Stock reported herein and the filing of the Schedule 13D shall not be construed as an admission that any such Oaktree Covered Person is the beneficial owner of any securities covered by this statement.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The last paragraph added to the end of the response to Item 6 of the Schedule 13D, pursuant to Amendment No. 9 thereto, is hereby amended and restated in its entirety with the following two paragraphs:

As previously reported, Gores Radio and Triton entered into an Indemnity and Contribution Agreement, dated as of July 30, 2011, a copy of which is attached to Amendment No. 9 to the Schedule 13D as Exhibit 12 and incorporated herein by reference (the “Contribution Agreement”), among the Issuer, Gores Radio, Verge, and Triton.

Indemnity and Contribution Agreement

As previously reported, pursuant to the Contribution Agreement, (i) Gores Radio has agreed, among other things, to provide certain indemnification rights to Triton in the event that the Issuer makes any payment arising out of or directly related to the Metro business of the Issuer, and (ii) Triton has agreed, among other things and subject to the limitations contained in the Contribution Agreement, to provide certain indemnification rights to the Issuer and its subsidiaries against any losses or damages suffered by such indemnified party to the extent arising from or directly related to the digital business formerly held by Triton. The effectiveness of the Contribution Agreement became effective upon the consummation of the transactions contemplated by the Merger Agreement.

The first paragraph added to the end of the response to Item 6 of the Schedule 13D, pursuant to Amendment No. 10 thereto, is hereby amended and restated in its entirety with the two following paragraphs:

In connection with the Merger, on October 21, 2011, Gores Radio and Triton entered into a Registration Agreement (the “Registration Agreement”) with the Issuer.

Registration Agreement

Pursuant to the Registration Agreement, Gores Radio has the right, on either one or an unlimited number of occasions, depending on the form of registration to be used, to demand that the Issuer register shares of Class A Common Stock under the Securities Act of 1933, subject to certain limitations. Additionally, Triton has the right, on either two or an unlimited number of occasions, depending on the form of registration to be used, to demand that the Issuer register shares of Class B Common Stock under the Securities Act of 1933, subject to certain limitations. The Issuer shall then use its reasonable best efforts to file the applicable registration statement and to cause such registration statement to remain effective, in each case, within the period and for the time periods required by the Registration Agreement. In addition, Gores Radio and Triton are entitled to unlimited piggyback registration rights with respect to the registration of any equity securities of the Issuer, subject to certain limitations.

CUSIP No. 961815305	13D	Page 25 of 38 Pages

These registration rights are subject to conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares of Class A Common Stock and Class B Common Stock held by such stockholders to be included in such registration. Subject to certain exceptions, the Issuer is generally required to bear all expenses of such registration (other than underwriting discounts and commissions).

The foregoing description of the Registration Agreement does not purport to be complete and is subject to and qualified in its entirety by reference to the Registration Agreement, a copy of which is filed as Exhibit 3 to Amendment No. 10 to the Schedule 13D and the terms of which are incorporated herein by reference.

The response to Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following paragraphs at the end of such Item 6:

See Item 4 for a description of the Restructuring Transactions.

Voting Agreement

In connection with the Issuer’s entry into the Amended and Restated Credit Agreement, Gores Radio, Triton and the Issuer entered into a Voting Agreement, dated as of February 28, 2013, a copy of which is attached hereto as Exhibit 4 and incorporated herein by reference (the “Voting Agreement”). Pursuant to the Voting Agreement, each of Gores Radio and Triton has agreed, among other things, to execute a written consent to the Restructuring Transactions that require approval of the stockholders of the Issuer, including the above described amendment and restatement of the Issuer’s certificate of incorporation. Gores Radio and Triton also agreed in the Voting Agreement to certain restrictions, effective until the date on which written consent is executed, on the transfer or tender of the shares of the Issuer’s stock held by them, the entry into any voting agreement with respect to such shares, and any restriction on the voting by Gores Radio and Triton of such shares.

Exchange and Subscription Agreement

In connection with the contemplated closing of the Restructuring Transactions, Triton, the Oaktree Funds and Gores Radio contemplate entering into an Exchange and Subscription Agreement with certain other holders of subordinated PIK notes issued by the Issuer and a newly formed limited liability company (the “New LLC”), substantially in the form attached hereto as Exhibit 5 (the “New LLC Exchange Agreement”), pursuant to which Triton, the Oaktree Funds, Gores and such other parties would exchange equity and debt interests held by them in the Issuer for equity interests in the New LLC, and the Oaktree Funds and Gores would contribute to the New LLC an aggregate of $16.5 million in cash, in exchange for the issuance by the New LLC of additional equity interests. In connection with the consummation of the transactions contemplated by the New LLC Exchange Agreement, (i) the Sponsors contemplates assigning their rights and obligations under the Sponsor Agreements to the New LLC, and (ii) Triton, Gores Radio, the Issuer and certain other parties contemplate entering into a Termination Agreement, substantially in the form attached hereto as Exhibit 6, pursuant to which the Contribution Agreement will be terminated concurrently with the closing of the transactions contemplated by the New LLC Exchange Agreement. There can be no assurances that the parties that contemplate entering into the New LLC Exchange Agreement will enter into such agreement, or that any of the actions described in this paragraph will be consummated.

To the best knowledge of the Gores Reporting Persons and Oaktree Reporting Persons, except as otherwise described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No. 961815305	13D	Page 26 of 38 Pages

The Gores Reporting Persons and Oaktree Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached as Exhibit 1 to this Schedule 13D and is incorporated by reference herein.

Item 7. Material to be Filed as Exhibits

The response to Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following at the end of such Item 7:

Exhibit	Description of Exhibit
Exhibit 1	Joint Filing Agreement, dated March 6, 2013

Exhibit 2	Form of Second Amended and Restated Certificate of Incorporation of Dial Global, Inc.

Exhibit 3	Series B Preferred Stock Subscription Agreement, dated as of February 28, 2013, by and among Dial Global, Inc., Gores Radio Holdings, LLC, OCM Principal Opportunities Fund III, L.P., OCM Principal Opportunities Fund IIIA, L.P. and OCM Principal Opportunities Fund IV, L.P.

Exhibit 4	Voting Agreement, dated as of February 28, 2013, by and among Dial Global, Inc., Gores Radio Holdings, LLC and Triton Media Group, LLC.

Exhibit 5	Form of Exchange and Subscription Agreement, contemplated to be entered into by and among Gores Radio Holdings, LLC, OCM Principal Opportunities Fund III, L.P., OCM Principal Opportunities Fund IIIA, L.P. and OCM Principal Opportunities Fund IV, L.P. and the other parties thereto.

Exhibit 6	Form of Termination Agreement, contemplated to be entered into by and among Dial Global, Inc., Gores Radio Holdings, LLC, Triton Media Group, LLC, and the other parties thereto.

CUSIP No. 961815305	13D	Page 27 of 38 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 12, 2013

GORES RADIO HOLDINGS, LLC
By: The Gores Group, LLC, its Manager

By:	/s/ Steven Eisner
Name:	Steven Eisner
Title:	Managing Director

THE GORES GROUP, LLC

By:	/s/ Steven Eisner
Name:	Steven Eisner
Title:	Managing Director

CUSIP No. 961815305	13D	Page 28 of 38 Pages

TRITON MEDIA GROUP, LLC

By:	/s/ Neal Schore
Name:	Neal Schore
Title:	President and Chief Executive Officer

CUSIP No. 961815305	13D	Page 29 of 38 Pages

OCM PRINCIPAL OPPORTUNITIES FUND III, L.P.

OCM PRINCIPAL OPPORTUNITIES FUND IIIA, L.P.

By:	OCM Principal Opportunities Fund III GP, L.P.
Its:	General Partner

By:	Oaktree Fund GP I, L.P.
Its:	General Partner

By:	/s/ Richard Ting
Name: Richard Ting
Title: Authorized Person

By:	/s/ Martin Boskovich
Name: Martin Boskovich
Title: Authorized Person

OCM PRINCIPAL OPPORTUNITIES FUND III GP, L.P.

By:	Oaktree Fund GP I, L.P.
Its:	General Partner

By:	/s/ Richard Ting
Name: Richard Ting
Title: Authorized Person

By:	/s/ Martin Boskovich
Name: Martin Boskovich
Title: Authorized Person

OAKTREE FUND GP I, L.P.

By:	/s/ Richard Ting
Name: Richard Ting
Title: Authorized Person

By:	/s/ Martin Boskovich
Name: Martin Boskovich
Title: Authorized Person

CUSIP No. 961815305	13D	Page 30 of 38 Pages

OAKTREE CAPITAL I, L.P.

By: OCM Holdings I, LLC
Its: General Partner

By:	/s/ Richard Ting
Name: Richard Ting
Title:	Managing Director, Associate General Counsel and Assistant Secretary

By:	/s/ Martin Boskovich
Name: Martin Boskovich
Title: Senior Vice President

OCM HOLDINGS I, LLC

By:	/s/ Richard Ting
Name: Richard Ting
Title:	Managing Director, Associate General Counsel and Assistant Secretary

By:	/s/ Martin Boskovich
Name: Martin Boskovich
Title: Senior Vice President

OAKTREE HOLDINGS, LLC

By: Oaktree Capital Group, LLC
Its: Managing Member

By:	/s/ Richard Ting
Name: Richard Ting
Title:	Managing Director, Associate General Counsel and Assistant Secretary

By:	/s/ Martin Boskovich
Name: Martin Boskovich
Title: Senior Vice President

CUSIP No. 961815305	13D	Page 31 of 38 Pages

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Richard Ting
Name:	Richard Ting
Title:	Managing Director, Associate General Counsel and Assistant Secretary

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Senior Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Richard Ting
Name:	Richard Ting
Title:	Managing Director, Associate General Counsel and Assistant Secretary

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Senior Vice President

OCM PRINCIPAL OPPORTUNITIES FUND IV, L.P.

By:	OCM Principal Opportunities Fund IV GP, L.P.
Its:	General Partner

By:	OCM Principal Opportunities Fund IV GP Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Richard Ting
Name:	Richard Ting
Title:	Managing Director

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Senior Vice President

CUSIP No. 961815305	13D	Page 32 of 38 Pages

OCM PRINCIPAL OPPORTUNITIES FUND IV GP, L.P.

By:	OCM Principal Opportunities Fund IV GP Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its: Director

By:	/s/ Richard Ting
Name: Richard Ting
Title: Managing Director

By:	/s/ Martin Boskovich
Name: Martin Boskovich
Title: Senior Vice President

OCM PRINCIPAL OPPORTUNITIES FUND IV GP LTD.

By:	Oaktree Capital Management, L.P.
Its: Director

By:	/s/ Richard Ting
Name: Richard Ting
Title: Managing Director

By:	/s/ Martin Boskovich
Name: Martin Boskovich
Title: Senior Vice President

OAKTREE CAPITAL MANAGEMENT, L.P.

By:	/s/ Richard Ting
Name: Richard Ting
Title: Managing Director

By:	/s/ Martin Boskovich
Name: Martin Boskovich
Title: Senior Vice President

CUSIP No. 961815305	13D	Page 33 of 38 Pages

OAKTREE HOLDINGS, INC.

By:	/s/ Richard Ting
Name:	Richard Ting
Title:	Managing Director, Associate General
Counsel and Assistant Secretary

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Senior Vice President

CUSIP No. 961815305	13D	Page 34 of 38 Pages

Appendix B

Oaktree Capital Group Holdings GP, LLC

Oaktree Capital Group Holdings GP, LLC is managed by an executive committee. The name and principal occupation of each of the members of the executive committee of Oaktree Capital Group Holdings GP, LLC and its executive officers are listed below.

Name	Principal Occupation

Howard S. Marks	Chairman of the Board of Oaktree Capital Group, LLC and Chairman of Oaktree Capital Management, L.P.

Bruce A. Karsh	President and Director of Oaktree Capital Group, LLC and President of Oaktree Capital Management, L.P.

John B. Frank	Managing Principal and Director of Oaktree Capital Group, LLC and Managing Principal of Oaktree Capital Management, L.P.

David M. Kirchheimer	Chief Financial Officer, Chief Administrative Officer, Principal and Director of Oaktree Capital Group, LLC and Chief Financial Officer, Chief Administrative Officer and Principal of Oaktree Capital Management, L.P.

Sheldon M. Stone	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Larry W. Keele	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Stephen A. Kaplan	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Kevin L. Clayton	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

CUSIP No. 961815305	13D	Page 35 of 38 Pages

Oaktree Capital Group, LLC

The name and principal occupation of each of the directors and executive officers of Oaktree Capital Group, LLC are listed below.

Name	Principal Occupation

Howard S. Marks	Chairman of the Board of Oaktree Capital Group, LLC and Chairman of Oaktree Capital Management, L.P.

Bruce A. Karsh	President and Director of Oaktree Capital Group, LLC and President of Oaktree Capital Management, L.P.

John B. Frank	Managing Principal and Director of Oaktree Capital Group, LLC and Managing Principal of Oaktree Capital Management, L.P.

David M. Kirchheimer	Chief Financial Officer, Chief Administrative Officer, Principal and Director of Oaktree Capital Group, LLC and Chief Financial Officer, Chief Administrative Officer and Principal of Oaktree Capital Management, L.P.

Sheldon M. Stone	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Larry W. Keele	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Stephen A. Kaplan	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Kevin L. Clayton	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

D. Richard Masson	Director of Oaktree Capital Group, LLC.

CUSIP No. 961815305	13D	Page 36 of 38 Pages

Robert E. Denham	Director of Oaktree Capital Group, LLC. Mr. Denham is currently a partner in the law firm of Munger, Tolles & Olson LLP.

Wayne G. Pierson	Director of Oaktree Capital Group, LLC. Mr. Pierson is currently the Chief Financial Officer and Treasurer of Meyer Memorial Trust.

Jay S. Wintrob	Director of Oaktree Capital Group, LLC. Mr. Wintrob is currently the President and Chief Executive Officer of SunAmerica Financial Group.

Marna C. Whittington	Director of Oaktree Capital Group, LLC. Ms. Whittington is currently retired and does not hold a principal occupation.

Todd E. Molz	General Counsel and Managing Director of Oaktree Capital Group, LLC and General Counsel and Managing Director of Oaktree Capital Management, L.P.

B. James Ford	Managing Director of Oaktree Capital Management, L.P.

Caleb S. Kramer	Managing Director of Oaktree Capital Management, L.P.

Oaktree Holdings, LLC

The managing member of Oaktree Holdings, LLC is Oaktree Capital Group, LLC.

OCM Holdings I, LLC

The managing member of OCM Holdings I, LLC is Oaktree Holdings, LLC.

Oaktree Capital I, L.P.

The general partner of Oaktree Capital I, L.P. is OCM Holdings I, LLC.

Oaktree Fund GP I, L.P.

The general partner of Oaktree Fund GP I, L.P. is Oaktree Capital I, L.P.

OCM Principal Opportunities Fund III GP, L.P.

Oaktree Fund GP I, L.P. is the general partner of OCM Principal Opportunities Fund III GP, L.P.

OCM Principal Opportunities Fund III, L.P.

OCM Principal Opportunities Fund III GP, L.P. is the general partner of OCM Principal Opportunities Fund III, L.P.

CUSIP No. 961815305	13D	Page 37 of 38 Pages

OCM Principal Opportunities Fund IIIA, L.P.

OCM Principal Opportunities Fund III GP, L.P. is the general partner of OCM Principal Opportunities Fund IIIA, L.P.

Oaktree Holdings, Inc.

The name and principal occupation of each of the directors and executive officers of Oaktree Holdings, Inc. are listed below:

Name	Principal Occupation

Howard S. Marks	Chairman of the Board of Oaktree Capital Group, LLC and Chairman of Oaktree Capital Management, L.P.

Bruce A. Karsh	President and Director of Oaktree Capital Group, LLC and President of Oaktree Capital Management, L.P.

John B. Frank	Managing Principal and Director of Oaktree Capital Group, LLC and Managing Principal of Oaktree Capital Management, L.P.

David M. Kirchheimer	Chief Financial Officer, Chief Administrative Officer, Principal and Director of Oaktree Capital Group, LLC and Chief Financial Officer, Chief Administrative Officer and Principal of Oaktree Capital Management, L.P.

Oaktree Capital Management, L.P.

The general partner of Oaktree Capital Management, L.P. is Oaktree Holdings, Inc.

OCM Principal Opportunities Fund IV GP Ltd.

The sole director of OCM Principal Opportunities Fund IV GP Ltd. is Oaktree Capital Management, L.P.

OCM Principal Opportunities Fund IV GP, L.P.

OCM Principal Opportunities Fund IV GP Ltd. is the general partner of OCM Principal Opportunities Fund IV GP, L.P.

OCM Principal Opportunities Fund IV, L.P.

OCM Principal Opportunities Fund IV GP, L.P. is the general partner of OCM Principal Opportunities Fund IV, L.P.

CUSIP No. 961815305	13D	Page 38 of 38 Pages

Triton Media Group, LLC

Triton Media Group, LLC is managed by a Board of Managers. The name and principal occupation of each member of the Board of Managers is set forth below.

Name	Principal Occupation

Thomas Barber	Managing Director of Black Canyon Capital LLC

B. James Ford	Managing Director of Oaktree Capital Management, L.P.

Mary Ann Halford	Managing Director of FTI Consulting, Inc.

David Quick	Senior Vice President of Oaktree Capital Management, L.P.

Andrew H. Salter	Senior Vice President of Oaktree Capital Management, L.P.

Neal Schore	President and Chief Executive Officer of Triton Media Group, LLC; Non-Executive Chairman of the Board of Directors of Dial Global, Inc.

Mitchell Stern	Media Executive

Sean Moriarty	Technology Executive